   e-mail: tproczko@hartmarx.com

                                                                   August 15, 2008

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F Street
Washington, DC 20549-3651

Re:	Hartmarx Corporation
Form 10-K for the year ended November 30, 2007
Filed February 8, 2008
File No. 001-08501

Dear Mr. Reynolds:

This will acknowledge your letter dated July 30, 2008.  Following is the response of Hartmarx Corporation (the "Company") to your comment on the Company's response as set forth in the Company's letter dated July 3, 2008.  The Staff's comment contained in your letter of July 30, 2008 is in italics.  Our response follows the comment.

Compensation Discussion and Analysis, Page 15

1.
We note your response to comment 1 of our letter dated March 7, 2008 and we reiterate our comment.  Please confirm that in future filings, you will disclose the specific performance target used to determine incentive amounts.  To the extent you will not disclose these targets, provide a supplemental analysis as to why it is appropriate to omit it pursuant to instruction 4 to Item 402(b) of Regulation S-K.  This analysis should be of the targets from the proxy statement for the 2007 year.

The Company acknowledges the Staff's comment and respectfully submits that it has disclosed the specific performance targets for the consolidated pre-tax income goals, which relate to 60% of total potential cash bonus payments (please see page 17 of the Company's 2008 proxy statement).  The Company believes that disclosing the specific quantitative terms of the performance targets of the goals established for operating unit

Mr. John Reynolds
U.S. Securities and Exchange Commission
August 15, 2008

earnings before interest and taxes and adjusted net assets as a percentage of sales (the "Non-public Performance Targets"), representing 25% and 15% of the potential cash bonus payments, respectively, would cause competitive harm to the Company and would not be material to an investor's understanding of the Company's compensation policies and practices.

The Company believes it is appropriate to omit disclosure of the specific quantitative terms of the Non-public Performance Targets for the Company's fiscal 2007 cash bonuses pursuant to Instruction 4 to Item 402(b) of Regulation S-K, which provides that the Company need not disclose such specific quantitative terms if such disclosure would result in competitive harm to the Company.  As set forth in the Company's May 12, 2008 response  ("May 12 Response") to the Staff's March 7, 2008 comment letter, Instruction 4 provides that the standard used in determining whether such disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon subsection (b)(4) of the Freedom of Information Act ("FOIA"), 5 U.S.C. § 552(b)(4) ("Exemption 4").

In addition to the authorities cited in the Company's May 12 Response, courts have construed Exemption 4 and provided guidance regarding the scope of the exemption in several cases.  One of the principal cases is Gulf & Western Indus., Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979), in which the Court of Appeals for the District of Columbia Circuit (the "D.C. Circuit") affirmed a district court ruling that the Government was entitled to withhold certain documents from the disclosure requirements of FOIA pursuant to Exemption 4.  In that case, the court held that for information to fall within Exemption 4, "the information must be (1) commercial or financial, (2) obtained from a person outside the government, and (3) privileged or confidential." Id. at 529 (citing National Parks and Conservation Ass'n v. Morton, 498 F.2d 765 (D.C. Cir. 1974).  The information being sought in that case met the first two requirements because it related to the business of Norris Industries, Inc., a third party defense contractor ("Norris").  Id. at 529.  In determining whether the such information was entitled to confidential treatment, the court held that "[i]nformation is privileged or confidential if it is not the type usually released to the public and is of the type that, if released to the public, would cause substantial harm to the competitive position of the person from whom the information was obtained."  Id. at 530 (citing Morton, 498 F.2d at 770).  The D.C. Circuit further held:

Mr. John Reynolds
U.S. Securities and Exchange Commission
August 15, 2008

In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm.  Actual competition and the likelihood of substantial competitive injury is all that need be shown.

Id. at 530 (citing National Parks and Conservation Ass'n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976)).

The D.C. Circuit ultimately affirmed the district court's ruling that the Government was entitled to withhold the information being sought because it found that disclosure of such information would allow Norris's competitors to calculate accurately its future bids and its pricing structure from the withheld information.  Id.  According to the court, such information should remain confidential because it was not "of the type normally released to the public" and that "substantial competitive harm" would be caused if it were disclosed.  Id.

In Critical Mass Energy Project v. Nuclear Regulatory Comm'n, 975 F.2d 871 (D.C. Cir. 1992), the D.C. Circuit, in an en banc decision, re-affirmed the long-standing two-part Exemption 4 confidentiality test that was first articulated in Morton, supra, and on which the Gulf  & Western court based its decision.  Id. at 872.  Under the Morton test, any financial or commercial information is confidential for the purposes of Exemption 4 if "disclosure would be likely either '(1) to impair the Government's ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.'" Critical Mass, 975 F.2d at 878 (quoting Morton, 498 F.2d at 770).  While government interest is unlikely to be implicated where the production of information is compelled, competitive interest remains a threat to the business of the person from whom the information is sought.

The Company believes that the specific quantitative terms of the Non-public Performance Targets referred to in the Staff's comment are exempted from disclosure under Exemption 4 because they meet all three requirements referred to above: the information (1) is commercial or financial; (2) was obtained from a person outside of the government; and (3) is "confidential," as defined by the D.C. Circuit in Gulf & Western.  For all of the reasons set forth herein, such information is "not of the type normally released to the public," and "substantial competitive harm" to the Company would be caused were it to be disclosed.

The Company's fiscal 2007 cash bonus compensation program is based upon the achievement of specific quantitative performance targets.  As disclosed in the Company's

Mr. John Reynolds
U.S. Securities and Exchange Commission
August 15, 2008

2008 proxy statement, on page 17, and as set forth below, the performance goals under the Company's MIP Plan for fiscal 2007 were: consolidated pre-tax earnings; sales operating unit earnings before interest and taxes; and sales weighted operating unit return on assets.  Supplementally, we are advising you that the performance targets and potential cash bonus payments for fiscal year 2007 for the Named Executive Officers were:
	Fiscal 2007 Performance	Targets for	Cash Bonus [1]
Named Executive Officer	Performance Measure	Goal Targets: Threshold Target Maximum	Cash Payout: Threshold Target Maximum
Homi B. Patel, Chairman, President and Chief Executive Officer	A - Consolidated Pre-Tax Income - 60%	$24 million $30 million $33 million	$136,080 $340,200 $680,400
	B - Operating Unit Earnings Before Interest and Taxes - 25%	Based Upon Sales Weighted Achievement by Operating Unit	$ 56,700 $141,750 $283,500
	C - Adjusted Net Assets as a Percentage of Sales - 15%	Based Upon Sales Weighted Achievement by Operating Unit	$ 34,020 $ 85,050 $170,100
Glenn R. Morgan, Executive Vice President and Chief Financial Officer	A - Consolidated Pre-Tax Income - 60%	$24 million $30 million $33 million	$ 30,000 $ 75,000 $150,000
	B - Operating Unit Earnings Before Interest and Taxes - 25%	Based Upon Sales Weighted Achievement by Operating Unit	$ 12,500 $ 31,250 $ 62,500
	C - Adjusted Net Assets as a Percentage of Sales - 15%	Based Upon Sales Weighted Achievement by Operating Unit	$ 7,500 $ 18,750 $ 37,500

Mr. John Reynolds
U.S. Securities and Exchange Commission
August 15, 2008

	Fiscal 2007 Performance	Targets for	Cash Bonus [1]
Named Executive Officer	Performance Measure	Goal Targets: Threshold Target Maximum	Cash Payout: Threshold Target Maximum
Taras R. Proczko, Senior Vice President, General Counsel and Secretary	A - Consolidated Pre-Tax Income - 60%	$24 million $30 million $33 million	$ 25,800 $ 64,500 $ 129,00
	B - Operating Unit Earnings Before Interest and Taxes - 25%	Based Upon Sales Weighted Achievement by Operating Unit	$ 10,750 $ 26,875 $ 53,750
	C - Adjusted Net Assets as a Percentage of Sales - 15%	Based Upon Sales Weighted Achievement by Operating Unit	$ 6,450 $ 16,125 $ 32,250
Raymond C. Giuriceo, Vice President and Managing Director, International Marketing	A - Consolidated Pre-Tax Income - 60%	$24 million $30 million $33 million	$ 8,681 $ 26,044 $ 43,406
	B - Operating Unit Earnings Before Interest and Taxes - 25%	Based Upon Sales Weighted Achievement by Operating Unit	$ 3,617 $ 10,852 $ 18,806
	C - Adjusted Net Assets as a Percentage of Sales - 15%	Based Upon Sales Weighted Achievement by Operating Unit	$ 2,171 $ 6,510 $ 10,852

Mr. John Reynolds
U.S. Securities and Exchange Commission
August 15, 2008

	Fiscal 2007 Performance	Targets for	Cash Bonus [1]
Named Executive Officer	Performance Measure	Goal Targets: Threshold Target Maximum	Cash Payout: Threshold Target Maximum
Andrew A. Zahr, Vice President	A - Consolidated Pre-Tax Income - 60%	$24 million $30 million $33 million	$ 9,600 $ 24,000 $ 48,000
	B - Operating Unit Earnings Before Interest and Taxes - 25%	Based Upon Sales Weighted Achievement by Operating Unit	$ 4,000 $ 10,000 $ 20,000
	C - Adjusted Net Assets as a Percentage of Sales - 15%	Based Upon Sales Weighted Achievement by Operating Unit	$ 2,400 $ 6,000 $ 12,000

[1]
Represents cash bonus amounts eligible to be earned in fiscal 2007 and paid in fiscal 2008.  As reported in the Company's 2008 proxy statement, the Company did not achieve positive consolidated pre-tax earnings and, accordingly, no cash bonus awards were paid to any of the Named Executive Officers with respect to any of the performance goals for fiscal 2007.

The Non-public Performance Targets are based upon specific operating results for the Company's operating units.  Separate operating unit financial results, including results based on the Non-public Performance Targets are not disclosed in any of the Company's public filings.  Accordingly, the financial metrics for the Non-public Performance Targets are not reflected in the Company's historical financial statements and are not otherwise publicly available.  Disclosure of these metrics, even on a historical basis, would provide the Company's competitors with valuable insight into how the Company generally projects its operating unit income and sales at the beginning of each fiscal year.  Even though the historical operating unit income and sales targets may not be directly relevant to the Company's current and future financial expectations, competitors could use the Company's prior operating unit income and sales targets and the level of achievement of any of such specific targets, combined with other publicly available information such as past operating income and business results, to predict with greater accuracy how the Company likely established its current operating income and sales goals and expectations at the beginning of the fiscal year.

Mr. John Reynolds
U.S. Securities and Exchange Commission
August 15, 2008

Publicly disclosing such information could enable the Company's competitors to focus their own resources, financial plans and strategies in order to compete more effectively with the Company.  For example, competitors could direct sales and marketing efforts to the customers or markets that the operating unit income and sales targets indicate the Company is focused on, thereby competing more effectively with the Company.  Further, such competitors could enhance their marketing and sales efforts to focus on markets where Company performance targets anticipate a decline when compared to prior years, to more effectively focus their efforts on those areas to the Company's detriment.  These competitors could use such insight to, among other things, price competing products below levels at which the Company believes it will be able to price its products and focus their own resources to more effectively compete with the Company.  Moreover, the Company's suppliers and customers could use this specific target information to negotiate more effectively with the Company on pricing terms.  If the Company was unable to negotiate favorable terms with its suppliers and customers, its stockholders would be adversely affected.

While disclosure of the Company's specific Non-public Performance Targets would be useful to the Company's competitors, such disclosure would not be material to an investor's understanding of the Company's compensation policies and decisions regarding the Company's Named Executive Officers.  Disclosure of the specific Non-public Performance Targets would be of little value to investors, who have access to the Company's consolidated operating income and other financial results in prior years, as well as the Company's disclosure regarding the extent to which the prior year's financial goals were achieved.

We have previously confirmed to you and again confirm, that in future filings, the Company will disclose the specific performance targets used to determine incentive amounts, to the extent that such information does not constitute commercial or financial information that is privileged or confidential within the meaning of Exemption 4, as discussed above.  The Company further confirms that to the extent it is appropriate to omit specific performance targets in future filings, the Company will discuss how likely it will be for the Company to achieve the target levels.

The Company respectfully requests the Staff's assistance in completing the review of the Company's response as soon as possible.  Please advise us if we can provide any further

Mr. John Reynolds
U.S. Securities and Exchange Commission
August 15, 2008

information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (312) 357-5321 or via facsimile at 312 357-5807.

Very truly yours,

/s/ Taras R. Proczko

TRP

cc:	Michael B. Rohlfs, Chairman Audit and Finance Committee
of the Hartmarx Corporation Board of Directors
Glenn R. Morgan, EVP and Chief Financial Officer,
Hartmarx Corporation
Mr. Ryan Milne
Ms. Pamela Howell
Ms. Cathey Baker